UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendments to the Memorandum and Articles of Association; Change in Name and Trading Symbol

On July 16, 2019, Huitao Technology, Co., Ltd. (formerly known as China Advanced Construction Materials Group, Inc.), a Cayman Islands company (the “Company”) received the stamped Certificate of Incorporation on Change of Name from the Cayman Islands Registrar of Companies and the Amended and Restated Memorandum and Articles of Association from the Cayman Islands General Registry, dated July 12, 2019 pursuant to which the Company’s name has been changed to “Huitao Technology Co., Ltd.” (the Name Change”).

In addition to the Name Change, the Company anticipates to effectuate a change of its ticker symbol from “CADC” to “HHT,” (the “Symbol Change”).

The Company has submitted the requisite documents and other information to the NASDAQ Listing Center to process the Name Change and the Symbol Change. As a result of the Name Change and the Symbol Change, the Company’s CUSIP number will be changed to G4645B101.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 17, 2019

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Certificate of Incorporation on Change of Name, dated July 12, 2019.
99.2	Amended and Restated Memorandum and Articles of Association, dated July 12, 2019.

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